[redacted]

09042877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 30 2009

Washington, DC
110

SEC FILE NUMBER
8- 46721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 9/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERRIMAC CORPORATE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 SPRING CENTER SOUTH BLVD STE 150

(No. and Street)

ALMONTE SPRINGS	FL	32714
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK THOMES 407-389-8500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON, LLP

(Name – *if individual, state last, first, middle name*)

622 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/2

AB 12/17

OATH OR AFFIRMATION

I, MARK THOMES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERRIMAC CORPORATE SECURITIES, INC., as of SEPTEMBER 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

ERIC F. JAMES
Commission # DD 550354
My Commission Expires 05-09-2010
Bonded Through
Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

To the Officers and Stockholder of
Merrimac Corporate Securities, Inc.

In planning and performing our audit of the financial statements of Merrimac Corporate Securities, Inc. as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Marks Paneth & Shron LLP

MARKS PANETH & SHRON LLP
New York, New York
November 24, 2009

MERRIMAC CORPORATE SECURITIES, INC.
SEPTEMBER 30, 2009

AN OATH OR AFFIRMATION

I, Mark Thomes, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Merrimac Corporate Securities, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Officer

Notary Public

MERRIMAC CORPORATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS	
Current Assets	
Cash and cash equivalents	$ 5,412
Due from third-party broker	85,744
TOTAL CURRENT ASSETS	91,156
Other Assets	
Clearing deposits	37,615
TOTAL ASSETS	$ 128,771
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accounts payable	$ 10,965
Commissions and salaries payable	91,848
Other accrued liabilties	11,218
TOTAL CURRENT LIABILITIES	$ 114,031
TOTAL STOCKHOLDER'S EQUITY	14,740
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 128,771

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Merrimac Corporate Securities, Inc. (the "Company") was incorporated in New Hampshire on October 21, 1993 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has a clearing agreement with a third-party reintroducing broker, Penson Financial Services, Inc., on a fully disclosed basis. Therefore, the Company does not carry securities accounts for customers or perform custodial functions.

Note 2 - Significant Accounting Policies

Revenue Recognition:

1. Securities transactions (and related commission revenue and expense) are recorded on a settlement basis, generally the third business day after trade date for securities and one business day for options.

2. Other items such as open trades not yet recorded because of terms of delivery and contingencies of reasonably definite nature would make no material change in the foregoing statement.

Basis of Accounting:

The financial records of the Company are maintained, in accordance with U.S. generally accepted accounting principles, on the accrual basis of accounting which recognizes income when earned and expenses when incurred. The Company prepares its income tax returns on this basis.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs:

The Company expenses advertising costs as incurred. For the year ended September 30, 2009, advertising expenses amounted to $21,460.

Due from third party broker:

Due from third party broker represents paid commission, net of certain charges, which are temporarily held by the third-party reintroducing broker and subsequently transferred to the Company.

Note 2 - Significant Accounting Policies (continued)

Cash and Cash Equivalents:

Cash and cash equivalents include highly liquid debt instruments purchased with a maturity of three months or less.

Credit Risk:

The Company maintains cash balances at two financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company maintains accounts with stock brokerage firm. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation.

Accounting for Uncertainty in Income Taxes:

FASB Interpretation No.48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109" was issued July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3, issued December 30, 2008, deferred the adoption date for certain non public enterprises to annual financial statements for fiscal years beginning after December 15, 2008.

In accordance with FSP FIN 48-3, the Company has elected to defer its application until the issuance of its annual financial statements for the fiscal year ended September 30, 2010.

The Company's accounting policy for evaluating uncertain tax positions prior to the application of FIN 48 has been to provide income taxes based upon positions taken in the Company's tax return established for uncertain tax positions, using guidance from SFAS No. 5 "Accounting for Contingencies." Under SFAS No. 5, income taxes would have been provided for uncertain tax positions to the extent that it is probable, that is, likely, that the related liability will successfully be asserted by the taxing authorities and result in a liability to the Company itself. No such Company level liabilities have been provided.

Subsequent Events:

Management has evaluated, for potential financial statement recognitions and/or disclosure, events subsequent to the date of this balance sheet through November 24, 2009, which is the date that the financial statements were available to be issued.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1)

At September 30, 2009, the Company had net capital of $14,740, which was $7,138 in excess of its required net capital of $7,602. The ratio of aggregate indebtedness to net capital was 7.74 to 1.

Note 4 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces those transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or to reduce position when necessary.

Note 5 - Related Party Transactions

The Company entered into a branch license agreement with a related party (the "Licensee"). Under this agreement, the Licensee will conduct its business as a securities broker solely through the Company. The licensee receives 95 percent of its commission revenue after deducting any costs advanced by the Company for the execution of trades, such as clearing charges. A rate deduction of four percent will be imposed if any legal matter of the Licensee through the Company results in claims greater than $100,000. If the licensee's commission revenue drops below a minimum threshold, then the company will pay the licensee a minimum fee which varies depending on the Company's cash flow. For the year ended September 30, 2009, branch license fees of approximately $16,000 have been paid to the Licensee. There was no amount due to the licensee as of September 30, 2009.

Note 6 - Income Taxes

The Company is a "C" corporation and is subject to federal and state taxes.

The Company's net deferred tax asset at September 30, 2009 is approximately $13,300 primarily due to net operating loss carryforward. The deferred tax asset is reduced by a valuation allowance when in the opinion of management; it is more likely than not that some portion or all of the deferred tax asset will not be realized. At September 30, 2009, in the opinion of management a full valuation allowance of $13,300 was recorded and offset against the deferred tax asset.

The components of the income tax expense (benefit) are as follows:

Current tax benefit	$ (24,679)
Deferred tax expense	-
Benefit from income taxes	$ (24,679)

The Company has available at September 30, 2009 net operating loss carryforwards, which may provide future tax benefits expiring as follows:

Year of Expiration	Federal	State
2021	$ 1,660	$ -
2022	5,071	-
2023	1,461	-
2025	-	40,205
2027	12,040	12,040
2028	33,697	33,697
2029	46,792	46,792
NOL Carryforwards	$ 100,721	$ 132,734

Note 7 - Concentrations

The Company derives 93% of its revenue from commission it earns as a broker of securities trades.

Note 8 - Commitments and Contingencies

During the year ended September 30, 2008, FINRA conducted an investigation into the Company's archiving policy relating to e-mails and its written policies concerning variable annuity activities. The investigation is complete and FINRA has filed a complaint against the company which may result in a fine. The company is vigorously contending the matter. Due to the uncertainty of the amount of the fine, no amount was accrued in the accompanying financial statements.

The Company is a defendant in a claim filed by a customer for being involved in a fraudulent transfer of assets from an affiliate company. Outside counsel for the Company has advised that nothing of material importance has transpired with this claim since 2006 and therefore, he cannot offer an opinion as to the probable outcome. The Company believes there is a remote possibility that its assets will be impaired, or a liability recorded due to this claim. As such, no amounts have been accrued as of September 30, 2009 for this claim.

During the year ended September 30, 2009, a customer with various complaints against the Company filed for arbitration. As of the date of the auditor's report, there is not sufficient information to determine the result of the arbitration and thus the amount of any monetary claim against the company.

During the year ended September 30, 2009, a verbal complaint was filed by a customer accusing the Company of a trading error. As of the date of the auditors report, the Company is not aware of any further action taken by the customer.

A copy of the Company's Statement of Financial Condition as of September 30, 2009, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the Financial Industry Regulatory Authority (FINRA).

INDEPENDENT AUDITORS' REPORT

To the Officers and Stockholder of Merrimac Corporate Securities, Inc.

We have audited the accompanying statement of financial condition of Merrimac Corporate Securities, Inc. as of September 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merrimac Corporate Securities, Inc. as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

MARKS PANETH & SHRON LLP
New York, New York
November 24, 2009

MERRIMAC CORPORATE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Revenues		
Commission income	$ 1,120,005	
Other income	82,815	
Total Revenues		$ 1,202,820
Expenses		
Payroll and related expenses:		
Salaries and wages	294,528	
Payroll taxes	25,734	
Payroll processing fees	2,031	
Total payroll and related expenses		322,293
Commission expenses		671,467
Clearing charges and fees		78,973
Regulatory fees and expenses		31,269
Other operating expenses		145,610
Total Expenses		1,249,612
Loss from operations before benefit from income taxes		(46,792)
Benefit from income taxes		(24,679)
Net Loss		$ (22,113)

The accompanying notes are an integral part of these financial statements.

	Common Stock	Additional Paid-In-Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, October 1, 2008	$ 44,253	$ 10,000	$ (17,400)	$ 36,853
Net loss	-	-	(22,113)	(22,113)
Balance, September 30, 2009	$ 44,253	$ 10,000	$ (39,513)	$ 14,740

The accompanying notes are an integral part of these financial statements.

MERRIMAC CORPORATE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Cash Flows From Operating Activities		
Net loss		$ (22,113)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in clearing deposits	$ (5,552)	
Increase in commissions receivable	(74,800)	
Decrease in income tax receivable	10,938	
Decrease in employee loan receivable	14,700	
Increase in accounts payable and other accrued expenses	13,086	
Increase in commissions and salaries payable	22,885	
Total adjustments		(18,743)
NET CASH USED IN OPERATING ACTIVITIES		(40,856)
Cash and cash equivalents, October 1, 2008		46,268
Cash and cash equivalents, September 30, 2009		$ 5,412

The accompanying notes are an integral part of these financial statements.

MERRIMAC CORPORATE SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

The above named broker dealer is on a fully disclosed basis, and is exempt from this rule.

MERRIMAC CORPORATE SECURITIES, INC.
STATEMENT OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1
SEPTEMBER 30, 2009

TOTAL ASSETS	$	128,771
LESS TOTAL LIABILITIES		114,031
NET WORTH		14,740
ADD SUBORDINATED LOANS		-
ADJUSTED NET WORTH		14,740
LESS NON-ALLOWABLE ASSETS		-
CURRENT CAPITAL		14,740
LESS HAIRCUTS		-
NET CAPITAL		14,740
REQUIRED NET CAPITAL (GREATER OF 6 2/3 % OF AGGREGATE INDEBTNESS OR $ 5,000)		7,602
EXCESS CAPITAL	$	7,138
CAPITAL RATIO:		
TOTAL LIABILITIES	$	114,031
CONTINGENT LIABILITY		-
AGGREGATE INDEBTEDNESS	$	114,031
AGGREGATE INDEBTEDNESS	$	114,031
DIVIDED BY: NET CAPITAL		14,740
CAPITAL RATIO		7.74 : 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5 AS OF SEPTEMBER 30,2009)

NET CAPITAL AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$	25,959
AUDIT ADJUSTMENT TO RECORD ACCRUED EXPENSES		(11,219)
NET CAPITAL PER ABOVE (AUDITED)	$	14,740

MERRIMAC CORPORATE SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2009

The above named broker dealer is on a fully disclosed basis, and is exempt from this rule.

The above named broker dealer does not hold any cash or securities at any time for customers, since it is on a fully disclosed basis and is exempt from this rule.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2009

The above named broker dealer is on a fully disclosed basis, and is exempt from this rule.

The broker dealer is a corporation, which does not have any parent corporation.

Therefore, no consolidated report exists, with no reconciliation of statement of financial condition.

For the period October 1, 2008 to November 24, 2009, we have made a review of the financial activity of Merrimac Corporate Securities, Inc., and found that no material inadequacies have existed or continue to exist from that period.

Marks Paneth & Shron LLP

MARKS PANETH & SHRON LLP

INDEPENDENT AUDITORS' REPORT

To the Officers and Stockholder of Merrimac Corporate Securities, Inc.

We have audited the accompanying statement of financial condition of Merrimac Corporate Securities, Inc. as of September 30, 2009 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrimac Corporate Securities, Inc. as of September 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with the accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information in the additional schedules is presented for purposes of analysis and is not a required part of the basic financials, but is supplementary information required by Rule 17a-5 under the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

MARKS PANETH & SHRON LLP
New York, New York
November 24, 2009

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

MERRIMAC CORPORATE SECURITIES, INC.
SEPTEMBER 30, 2008

AN OATH OR AFFIRMATION

I, Mark Thomes, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Merrimac Corporate Securities, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

______________________________ ______________________________

Officer Notary Public